Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

12 February 2004

04012914

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 17 2004 WASH. D.C. 181 SECTION

PROCESSED FEB 19 2004 THOMSON FINANCIAL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

dlw 2/19

Encs.

FILE NO: 82-5205

Media release
12 February 2004

Brambles

Michael Ihlein appointed Brambles Chief Financial Officer

Brambles Industries Limited and Brambles Industries plc today announced that Michael Ihlein will join Brambles as Chief Financial Officer on 22 March 2004.

Mr Ihlein will also be appointed to the Boards of Brambles as an Executive Director.

Mr Ihlein, 48, joins Brambles after a long career with Coca-Cola Amatil Limited (and related companies) where he has been Chief Financial Officer since February 1997. He was Managing Director of Coca-Cola Amatil, Poland, from 1995–97 and previously held senior business development and treasury roles with the company.

David Turner, Brambles Chief Executive Officer, said: "I am delighted to welcome Mike to Brambles. He is a proven CFO of a major Australian listed company with international operations.

"With his strengths across the spectrum of finance and related disciplines, combined with his valuable international operational experience, Mike will be a strong addition to the Brambles team.

"Brambles is focussed on developing the full potential of all its businesses and on the continuing execution of the restructuring programme in CHEP. I look forward to Mike's significant contribution to the group."

Mr Ihlein will be based in Sydney, Australia.

He will receive a total fixed remuneration package of A$1.5 million and will participate in Brambles' long and short term incentive plans. He will also receive certain sign-on benefits, details of which are set out below, consisting of a cash payment and, subject to shareholder approval, a performance share award.

For further information

Australia

Investor	John Hobson	+61 (0) 2 9256 5216
	Head of Investor Relations	+61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255
	Group General Manager Corporate Communications	+61 (0) 401 990 425 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Brambles Industries is globally headquartered in Sydney, Australia

FILE NO: 82-5205

BACKGROUND INFORMATION

Michael Ihlein – Career History

1997–2004
Chief Financial Officer
Coca-Cola Amatil Limited
Australia

- Appointed to CCA Board February 1997.
- Responsibility for CCA's finance and accounting functions, comprising controllership, planning and reporting, taxation, risk and insurance, treasury, investor relations, group strategic procurement and, until mid 2001, business information systems.
- Responsibility for restructuring, acquisition and divestment activities.

1995–97
Managing Director, Coca-Cola Amatil, Poland

1981–94
Coca-Cola Amatil Limited
Australia

1994–95	Business Development Director
1993–94	Business Development Manager
1989–93	Group Treasurer
1985–89	Treasury Manager
1983–85	Senior Treasury Analyst
1981–83	Financial Analyst

1978–81
WD & HO Wills (Australia) Limited
(subsidiary of Coca-Cola Amatil Limited until 1989)

- Various financial roles

Additional information

- Bachelor of Business Studies (Accounting), University of Technology, Sydney
- Associate of Securities Institute of Australia
- Member of the Australian Institute of Company Directors
- Certified Practising Accountant (ASCPA)
- Director, Financial Executives International of Australia

Mr Ihlein resides in Sydney, Australia.

He is married with one adult child.

Brambles

A leading global support services provider with operations in almost 50 countries. Brambles employs approximately 30,000 people and has assets of A$9.5 billion/£3.7 billion.

Its global businesses are CHEP (the global leader in pallet and plastic container pooling services), Cleanaway (waste management and recycling), Recall (information management) and Brambles Industrial Services (support services to heavy industry).

Brambles operates under a dual listed companies structure. Brambles Industries Limited is listed on the Australian Stock Exchange and Brambles Industries plc is listed on the London Stock Exchange. Its global headquarters is in Sydney, Australia.

Coca-Cola Amatil

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries: Australia, Indonesia, Fiji, New Zealand, PNG and South Korea.

In 2003, CCA's revenue from sale of beverages was A$3.4 billion.

Michael Ihlein – Remuneration Details

Annual

- Total fixed remuneration (TFR), comprising salary and all benefits other than incentive plans – A$1.5 million
- Participation in Brambles' long and short term incentive plans.

  Short Term Incentive Plan

  - If performance targets are achieved, the short term incentive opportunity would be 40% of TFR. If targets are exceeded, the maximum potential short term incentive opportunity could rise to 80% of TFR. For the current financial year, plan payments will be determined by performance against two metrics: profit before tax and goodwill amortisation (90% of the maximum possible award payable) and personal objectives (10% of the maximum possible award).
  - In order to receive any payment against personal objectives, a PBTA threshold figure must be achieved.
  - Short term incentive awards will be pro rated to the actual period of employment in the current financial year.

Long Term Incentive Plan

- Award multiple under each element of the plan will be 52.5% of TFR. Subject to shareholder approval to be sought at the 2004 Annual General Meetings, the first annual grant of share options and performance shares will be made using the volume weighted average price of shares in Brambles Industries Limited for the week up to and including Mr Ihlein's employment start date. Performance against the specified performance conditions will be measured over the period from 30 June 2004.

Details of the current Plans were outlined in the Brambles 2003 Annual Report.

A worked example of Mr Ihlein's annual remuneration for 2004 is set out at Appendix 1.

One-off arrangements

The following sign-on arrangements apply:

- Cash payment of A$300,000 on the first anniversary of employment.

- Subject to shareholder approval, 200,000 performance shares, subject to prevailing performance hurdles. Performance against these hurdles will be measured over the period from 30 June 2004.

Contractual terms

Key aspects of contractual terms include:

- The service contract may be terminated by Brambles without cause on giving 12 months' notice and by Mr Ihlein without cause on giving 6 months' notice.

- Other than for cause or in the event of non-performance, Mr Ihlein will be entitled to a payment on termination equal to his annual TFR plus any accrued leave or other entitlements.

- Mr Ihlein would be required to mitigate loss on termination, meaning any termination payment made by Brambles would be reduced by the amount of any benefits to be received by Mr Ihlein under any new employment.

FILE NO: 82 - 5205

APPENDIX 1

Michael Ihlein – A worked example of annual remuneration for a full financial year

Set out below is a worked example of the annual remuneration Mr Ihlein might receive for a full financial year, if he and Brambles performed to the "target" level. To perform at that level, the budget set by the Board at the beginning of the financial year would need to be achieved and Mr Ihlein would need to meet his own rigorous personal performance hurdles. The calculations below include notional values ascribed to Options and Performance Shares, based on certain assumptions, details of which are set out in the notes to the table. (It should be noted that Mr Ihlein will only be employed for part of the current financial year, and therefore his TFR and any short term incentive payment will be pro rated.)

Element	Total Fixed Remuneration (TFR)	"At risk" remuneration at target performance	Estimated total remuneration at target performance (TFR + "at risk" remuneration at target performance)
Total Fixed Remuneration (TFR) (including base salary, pension contributions, etc)	A$1,500,000		
Short Term Incentive: • Cash bonus at target Long Term Incentive Plans: (notional values) • Options • Performance Shares		A$600,000 [1] A$63,000 [2] A$63,000 [2]	
Total	**A$1,500,000**	**A$726,000**	**A$2,226,000**

Important Notes:

1. The figure in the above table, which is based on a full year's employment, assumes the achievement of targeted improvement in Brambles' PBTA in 2004, plus full achievement of personal objectives.

2. In line with the requirements of the Australian Securities & Investments Commission, Brambles has adopted an approach to the valuation of outstanding unvested equity based awards which was detailed in the 2003 Annual Report. In summary, a modified Black Scholes model is applied to the awards. The resulting value is then discounted by 60% to reflect the expected probability at the time of grant of meeting the performance hurdles. The discounted value is then equally allocated across the vesting period. The basis of, and assumptions used in, these calculations is consistent with the approach adopted in the 2003 Annual Report and Accounts. They will, however, be reviewed in the context of the 2004 Annual Report and Accounts in light of applicable rules and practices at that time. The numbers ultimately disclosed in the 2004 Report and Accounts may therefore vary from those shown above.